EXHIBIT 99.1

Elbit Vision Systems Announces Fourth Quarter and Full Year 2016 Results

Fourth quarter revenues at $2.8 million, up 18% year-over-year
Fourth quarter net income of $449 thousand, up 35% year-over-year

Fourth Quarter 2016 highlights

  Revenue at $2.8 million, up 18% year-over-year
  Gross and operating margins at 54.7% and 17.2%, respectively
  Net income of $449 thousand, representing 16.1% of revenues

Full year 2016 highlights

  Record revenue at $10.1 million, up 11% year-over-year
  Gross and operating margins at 55.4% and 21.3%, respectively
  Net income of $2.0 million, representing 19.9% of revenues
  Positive operating cash flow of $2 million with year-end cash and equivalents at $4.5 million

CAESAREA, Israel, April 06, 2017 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd.  (OTCQB: EVSNF, EVSND1), a pioneer in the science of camera-based automatic vision inspection for textile fabrics and technical webs, announced today its consolidated financial results for the fourth quarter and full year ending December 31, 2016.

Sam Cohen, CEO of EVS commented, “These results reflect another successful year of growth for EVS in both sales and profits, and more importantly we made solid strategic progress towards our long term goal of complete textile automation.  Our efforts for continuous improvement in both IQ-TEX4 and iBar have been fruitful over the past twelve months.  Our legacy products have shown real resilience in the traditional textile market, while out-performing even our expectations in nonwovens.  This continued success coupled with the emergence of iBar has allowed us to advance EVS in technology, costs, and revenue.”

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1 The ticker symbol EVSND shall be in use for a 20 business days period following the company's 1-for-10 reverse shall split.

Fourth Quarter 2016 Results
Revenues for the quarter were $2.8 million, representing an increase of 18% compared to $2.3 million in the fourth quarter of 2015.

Gross profit for the quarter was $1.5 million, representing 54.7% of revenues, an increase of 22% compared to $1.2 million for the fourth quarter of 2015, which represented 53.2% of revenues.

Operating income for the quarter was $478 thousand (17.2% of revenue), an increase of 23% compared to $388 thousand (16.5% of revenues) in the fourth quarter of 2015. During the quarter R&D expenses increased to $614 thousand versus $253 thousand in the fourth quarter of 2015. R&D expenses in 2017 are expected to revert to the similar quarterly rate seen in recent quarters.

Net income was $449 thousand (16.1% of revenue), an increase of 35% compared to $333 thousand (14.2% of revenues) in the fourth quarter of 2015.

Full Year 2016 Results
Revenues for the year were $10.1 million, representing an increase of 11% compared to $9.1 million in 2015.

Gross profit for the year was $5.6 million, representing 55.4% of revenues, an increase of 7% compared to $5.2 million for 2015, which represented 57.5% of revenues.

Operating income for the year was $2.2 million (21.3% of revenue), a decrease of 5% compared to $2.3 million (24.8% of revenues) in 2015.

Net income was $2.0 million (19.9% of revenue), an increase of 222% compared to $2.1 million (23.2% of revenues) in 2015.

The Company reported a positive operating cash flow of $2 million for the year.

As of December 31, 2016, cash and cash equivalents were $4.5 million.

Conference call details
The Company will also host a conference call later today at 9:00 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 668 9141	at 09:00 am Eastern Time
Israel:	03 918 0610	at 4:00 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’ website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

FINANCIAL TABLES FOLLOW

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2016
IN U.S. DOLLARS

	Dec-31
	2016	2015

	U.S. dollars in thousands (except per share data)
Assets

CURRENT ASSETS:
Cash and cash equivalents	4,528	3,305
Restricted deposits (short term)	111	69

Trade accounts receivable	1,136	1,383
Other receivables	286	78
Inventories	1,651	1,419
Total current assets	7,712	6,254

LONG-TERM RECEIVABLES:
Severance pay fund	140	193
Other long-term receivables	35	67
Total long-term receivables	175	260

PROPERTY, PLANT AND
EQUIPMENT – net of
accumulated depreciation and	29	36
amortization

OTHER ASSETS
Goodwill	242	242

Total assets	8,158	6,792

	Dec-31
	2016	2015

	U.S. dollars in thousands (except per share data)
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit from banks	-	149
Trade account payable	776	1,171
Deferred revenues	231	324
Other payables	1,031	441
Total current liabilities	2,038	2,085

LONG-TERM LIABILITIES:
Long Terms Loans (Net of current maturities)	-	373
Other Long Terms liabilities	165	429
Accrued severance pay	155	206
Total long-term liabilities	320	1,008
Total liabilities	2,358	3,093

SHAREHOLDERS’ EQUITY	5,800	3,699

Total liabilities and shareholders’ Equity	8,158	6,792

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE AND THREE-MONTHS PERIOD ENDED DECEMBER 31, 2016
IN U.S. DOLLARS

	12 months ended		3 months ended
	Dec-31		Dec-31
	2016	2015	2016	2015

	U.S. dollars in thousands (except per share data)

Revenues	10,146	9,128	2,783	2,349

Cost of Revenues	4,530	3,882	1,261	1,100

Gross Profit	5,616	5,246	1,522	1,249

Research and development	1,378	765	614	253
Marketing and selling	1,254	1,411	227	396
General and administrative	826	808	203	212

Operating Profit	2,158	2,262	478	388

Financial Expenses - net	(134)	(144)	(29)	(55)
Profit before taxes on income	2,024	2,118	449	333

Taxes on Income	-	-	-	-
Net profit for the period	2,024	2,118	449	333

Profit per share basic	0.22	0.25	0.05	0.04
Profit per share diluted	0.21	0.25	0.05	0.04
Weighted average number
of shares used in Computation
of profit per share:

Basic (in thousands)	9,338	8,546	9,342	8,587
Diluted (in thousands)	9,593	8,568	9,367	8,614

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft, Gavriel Frohwein
Tel: +1 646 688 3559
evs@gkir.com